Commonwealth Bank of Australia
ACN 123 123 124

Secretariat

GPO Box 2719
Sydney NSW 1155

28 July 2003

Commonwealth Bank of Australia
Announcement

In connection with a proposed securities offering in the US and Europe, Commonwealth Bank of Australia will be providing potential investors with certain information regarding its results for the six months and year ended 30 June 2003. In compliance with the Commonwealth Bank’s ASX continuous disclosure obligations, this information, entitled “Recent Financial Performance”, is attached.

For further information:

Carolyn Kerr
Executive General Manager, Investor Relations
Tel: 02 9378 5130

RECENT FINANCIAL PERFORMANCE

     Except as otherwise stated, in this summary of recent financial performance all comparisons are to our fiscal year ended June 30, 2002.

     The Group expects to report a modest growth in reported net profit after tax (cash basis) for the year ended June 30, 2003. Cash basis is defined as net profit after tax and outside equity interest before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift.

     There has been continued strong performance in retail banking, which has benefited from continued buoyancy in the home mortgage market and good growth in credit card lending and cash deposit products. Interest margins are expected to be maintained at similar levels to the half-year ended December 31, 2002.

     The strong growth in the consumer market has been partially offset by a subdued corporate lending market.

     Credit quality remains sound with bad and doubtful debt expenses remaining low compared to the prior financial year.

     The funds management result will reflect volatile equity markets, which decreased net flows into the industry and balances of funds under management. During the year, the levels of funds under management was also reduced by $5 billion resulting from the transfer of funds relating to businesses sold in the first half.

     The recovery of equity markets in the last quarter will improve shareholder investment returns within the life insurance business. The first half result included one off items, including loss on sale of a Philippines business and the write down of an asset in the Australian Annuity Fund.

     Implementation of strategic initiatives is in line with projections provided at the half-year profit announcement.

     The valuations of the Funds Management and Life Insurance businesses have not as yet been finalised. As a result it is not possible to provide an indication of the expected statutory result. The first half statutory result included an appraisal value reduction of $426 million, compared to an appraisal value uplift of $477 million in the prior financial year. These valuation changes did not have any impact on regulatory capital levels and were excluded by our board of directors in its determination of dividends.